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                                                                 Exhibit (c)(16)

IN THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF PENNSYLVANIA

- ---------------------------------------
KENNETH STEINER,
                                           CIVIL ACTION NO.
                 Plaintiff,                97-4605 (WHY)

       - against -                         PLAINTIFF'S FIRST AMENDED
                                           COMPLAINT FOR EQUITABLE
RHONE-POULENC RORER INC., MICHEL           AND DECLARATORY RELIEF
DEROSEN, TIMOTHY G. ROTHWELL,              -------------------------
MANFRED E. KAROBATH, JEAN-MARC
BRUEL, CHARLES HENRI FILIPPI,
JAMES S. RIEPE, ERIC J. TOPOL,
ROBERT E. CAWTHORN, CLAUDE HELENE,
JEAN JACQUES BERTRAND, DALE F.
FREY, IGOR LANDAU, JEAN PIERRE
TIROUFLET, and RHONE-POULENC S.A.,

                   Defendants.
- ---------------------------------------

     Plaintiff, by his attorneys, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters based upon the investigation conducted by and through his attorneys which included, among other things, a review of the filings by Rhone-Poulenc Rorer Inc. ("Rorer" or the "Company") and Rhone-Poulenc S.A. ("Rhone-Poulenc") with the Securities and Exchange Commission, news wire services, news releases, and other publicly disseminated filings and materials, as follows:

                            JURISDICTION AND VENUE
                            ----------------------

     1. This action is brought to remedy violations of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 15 U.S.C. (S)(S) 78n(d) and 78n(e).

     2. The subject matter jurisdiction of this Court is based upon, Section 27 of the Exchange Act, 15 U.S.C. (S)78aa.

     3. Venue is properly laid in the Eastern District of Pennsylvania, because many of the acts, transactions, and conduct constituting violations of law complained of herein, including, inter alia, communications to Rorer, the target
                                 ----- ----
of an improper tender offer by Rhone-Poulenc, have occurred in this District.

     4. In connection with the acts, conduct, and other wrongs complained of herein, defendants, directly and indirectly, used the means and instrumentalities of interstate commerce, including the mails and the facilities of national securities markets, i.e., the facilities of the New York Stock
                                ----
Exchange ("NYSE").


                                  THE PARTIES
                                  -----------

     5. Plaintiff Kenneth Steiner, at all relevant times, has been the owner of common stock of Rorer.

     6. Rorer is a corporation duly organized and existing under the laws of the State of pennsylvania and which maintains its principal executive offices at 500 Arcola Road, Collegeville, Pennsylvania 19242. Rorer is primarily engaged in the development, manufacturer, and marketing of a line of pharmaceutical products, including prescription drugs, over-the-counter medicines and plasma-derived products. Rorer is a majority-owned subsidiary of Rhone-Poulenc. Rorer has approximately 136.8 million shares of common stock outstanding, of which approximately 68.3% are owned by Rhone-Poulenc. The remaining approximately 43 million shares are

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held by at least several hundred public shareholders of record other than defendants. Rorer's stock is publicly traded on the NYSE.

     7. Michel DeRosen, at all times material hereto, has been Chairman of the Board and Chief Executive Officer of Rorer.

     8. Timothy G. Rothwell, at all times material hereto, has been President and a Director of Rorer.

     9. Manfred E. Karobath, at all times material hereto, has been Executive Vice President and a Director of Rorer.

     10. Jean-Marc Bruel, at all times material hereto, has been Vice-Chairman of the Rorer's Board of Directors.

     11. Charles Henri Filippi, James S. Riepe, Eric J. Topol, Robert E. Cawthorn, Claude Helene, Jean Jacques Bertrand, Dale F. Frey, Igor Landau, and Jean Pierre Tirouflet, at all times material hereto, were directors of Rorer.

     12. The defendants named in paragraphs 7 through 11 are hereinafter referred to as the "Individual Defendants."

     13. The Individual Defendants hold their positions at Rorer soley at the pleasure of defendant Rhone-Poulenc.

     14. Defendant Rhone-Poulenc is a corporation duly organized and existing under the laws of France and maintains its principal place of business at 25 Quai Paul Doumer, 92408 Courbevois Cedex, France. Rhone-Poulenc's American depository receipts ("ADR's") trade on the NYSE. Rhone-Poulenc researches, develops, produces, markets, and sells human and animal pharmaceuticals and is engaged in the chemical, fiber, and polymer

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business. Rhone-Poulenc presently owns or controls approximately 68.3% of the outstanding stock of Rorer.

                                     FACTS
                                     -----

     15. On June 26, 1997, Rhone-Poulenc announced it was considering an offer (the "Original Offer") to acquire all of the shares of Rorer it does not already own in a cash transaction whereby Rhone-Poulenc would pay $92.00 cash for each publicly-held share of Rorer.

     16. Rhone-Poulenc announced the Original Offer during the period when a so-called "standstill agreement" precluded it from acquiring all of the publicly traded shares of Rorer. The restriction under the "standstill agreement," dating from a 1990 merger with Rorer Inc. that created the current structure of Rorer, was set to expire on July 31, 1997.

     17. Because of its position of dominance and control of Rorer, Rhone-Poulenc announced the Offer on June 26, 1997 to manipulate the price of Rorer shares so that they do not trade at a price materially higher than the Original Offer, thereby limiting the price it will have to pay for the balance of Rorer's stock.

     18. By announcing the Original Offer on June 26, 1997, Rhone-Poulenc began the tender offer process without complying with the requirements of the Exchange Act and the rules promulgated thereunder, attempted to limit the Original Offer price, and avoided having to make a materially higher offer were Rorer's stock, unaffected by the Original Offer, to rise materially between now and July 31, 1997.

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     19. On July 8, 1997, when the price of Rorer shares rose to $93.625,
$1.625 above the Original Offer price, Jean-Rene Fourtou, Chairman and Chief Executive Officer of Rhone-Poulenc, stated in an interview with Bloomberg Information Television:

         "The share price of [Rorer] is slightly above our offer price, which
                                                       ---------------
     clearly poses a problem . . . .

         "We are going to move as quickly as possible . . . . Fast, if we reach a rapid accord with the minority shareholders and their representatives on the board -- which I hope will happen -- a little more slowly otherwise. As of August 1 we'll be ready to move quickly." [Emphasis added].

     20. On August 20, 1997, Rorer reported that it had agreed to accept a revised offer from Rhone-Poulenc to acquire the outstanding minority interest in Rorer for $97.00 per share in cash (the "Revised Offer"). It was widely reported in the financial press that Rhone-Poulenc was forced to raise its initial bid for Rorer after complaints from Rorer shareholders that the Original Offer undervalued Rorer's earnings potential.

     21. Rhone-Poulenc's Revised Offer was conditional upon it acquiring at least 90% of Rorer's stock -- of which Rhone-Poulenc already holds 68% percent.

     22. Rhone-Poulenc announced that in order to implement the Revised Offer, it would commence a tender offer at $97.00 per share within the next five days and would thereafter make a second offer at $97.00 per share for those shares it does not acquire in the tender offer.

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     23. Despite the increase over its initial bid, Rorer and the Individual
Defendants have wrongfully agreed to the terms of the Revised Offer which are grossly unfair, inadequate, and provides value to Rorer's stockholders substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Rorer is materially greater than the consideration contemplated by Rhone-Poulenc's proposed offer price, taking into account Rorer's earnings potential, asset value, liquidation value, expected growth, revenues, and cash flow. The Revised Offer remains below the expectations of market analysts who expected an offer price of $105.00 or more per share.

     24. The Revised Offer and offered premium is wrong, unfair, harmful to Rorer's public stockholders and wholly inadequate in light of the fact that public shareholders will no longer share proportionately in the true value of Rorer's valuable assets, profitable business, and that the same value will be usurped for the benefit of Rhone-Poulenc -- the majority owner of the Company's stock.

     25. Rhone-Poulenc is presently the largest shareholder of Rorer, and now seeks to take advantage of its majority stock ownership position in Rorer by imposing the inadequate Revised Offer on Rorer's public stockholders. The Revised Offer is part of a sweeping corporate overhaul of Rhone-Poulenc, meant to benefit only Rhone-Poulenc. Pursuant to the planned overhaul, Rhone-Poulenc intends to spin off its chemical, fibers, and polymer operations, in order to become one of the world's biggest

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pharmaceutical companies, by combining Rorer's business with Rhone-Poulenc's vaccine and animal health businesses.  According to The Wall Street Journal of
                                                    -----------------------
June 27, 1997, the chemical business has been less profitable than the pharmaceutical business and has weighed down Rhone-Poulenc's profits and price share. Thus, Rhone-Poulenc's plan is to divest itself of its less profitable businesses and, taking advantage of its dominant position over Rorer, acquire from the public shareholders of Rorer, without complying with the requirements of the Exchange Act, Rorer's more profitable pharmaceutical business.

     26. Following the announcement of the Revised Offer, shareholders of Rorer who do not possess crucial material information regarding their decisions whether to hold or sell their shares of Rorer and who are, otherwise poorly informed as a result of defendants' incomplete or non-existent disclosures, are required to make their decisions without the requisite disclosures being made by Rorer and Rhone-Poulenc.


                              IRREPARABLE INJURY
                              ------------------

     27. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving Rorer and its shareholders of their right to realize a full and fair value for Rorer's stock and to compel defendants to maximize Company and shareholder value.

     28. Only through the exercise of this Court's equitable powers can the Company and its shareholders be fully protected from the immediate and irreparable injury that defendants' actions

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threaten to inflict. Defendants are precluding the shareholders' enjoyment of the full economic value of their investment by acquiescing the Rhone-Poulenc offer which offers an inadequate premium in light of Rorer's earnings potential and assets.

     29. Unless enjoined by the Court, defendants will bend to the will of Rhone-Poulenc and sell Rorer at an insubstantial premium, all to the irreparable harm of Rorer and its public shareholders.

     30. Rorer and its public shareholders have no adequate remedy at law.

                                   COUNT I
                                   -------

                   (Individual Claim for Injunctive Relief)

     31. Plaintiff repeats and realleges all prior paragraphs, as though full set forth herein.

     32. Each Individual Defendant is beholden to Rhone-Poulenc for his position with Rorer and is acting solely for the benefit of Rhone-Poulenc in agreeing to sell Rorer to Rhone-Poulenc on the terms set forth in paragraph 20 herein.

     33. Defendants have wrongfully failed to take those actions necessary to maximize shareholder value in selling Rorer to Rhone-Poulenc. These wrongful actions have prevented shareholders from realizing the full value of their investment in Rorer. As a result of the foregoing, defendants have agreed to sell Rorer to Rhone-Poulenc at a price which is wholly inadequate to the public shareholders of Rorer, which benefits solely Rhone-Poulenc and

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which puts the interests of Rhone-Poulenc at odds with and above the interests of the public shareholders of Rorer, all to the detriment of the public shareholders of Rorer.

     34. Defendants' conduct was not due to an honest error or misjudgment, but rather was due to the defendants' wrongful actions in putting the interests of Rhone-Poulenc above the interests of Rorer's public shareholders.

     35. Rorer's shareholders have sustained and will continue to sustain injury by reason of the defendants' wrongful conduct.

     36. Unless enjoined by this Court, defendants will continue to act wrongfully, and will succeed in their plan to exclude plaintiff from the fair proportionate share of Rorer's valuable assets and businesses, all to plaintiff's irreparable harm.

     37. Plaintiff has no adequate remedy of law.

                                   COUNT II
                                   --------

                      (Against The Individual Defendants
                            For Declaratory Relief)

     38. Plaintiff repeats and realleges all prior paragraphs, as though fully set forth herein.

     39. The Individual Defendants have acted wrongfully and to the detriment and harm of plaintiff and the other public shareholders of Rorer by preventing Rorer's public shareholders from realizing the full value of their investment in Rorer, all for the benefit of Rhone-Poulenc.

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     40. Plaintiff requests a declaration that, the Individual Defendants have acted wrongfully, and are continuing to act wrongfully by failing to take those actions necessary to maximize shareholder value.

                                   COUNT III
                                   ---------

                         (Violation of Sections 14(d)
             and 14(e) of the Exchange Act Against All Defendants)

     41. Plaintiff repeats and realleges the preceding paragraphs of this Complaint as though fully set forth herein.

     42. This claim, pursuant to Sections 14(d) and 14(e) of the Exchange Act, is being brought by plaintiff against all defendants to enjoin the Offer, which is an improper tender offer, commenced by defendants.

     43. In preparing, publishing and disseminating the offers, and subsequently commenting publicly on the offers, defendants knowingly or recklessly commenced and continued an improper tender offer in violation of Sections 14(d) and 14(e) of the Exchange Act.

     44. By reason of the foregoing, defendants violated Sections 14(d) and 14(e) of the Exchange Act and defendants should be preliminary and permanently enjoined from continuing the offers, together with such other and further relief as may be proper.

     WHEREFORE, plaintiff demands judgement as follows:

         a. Declaring that the Individual Defendants, and each of them, have acted wrongfully toward plaintiff and Rorer's

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other public shareholders, and awarding compensatory damages in an amount to be proved at trial;

     C. Declaring that the defendants, and each of them, have acted wrongfully toward plaintiff and the other public shareholders of Rorer, and requiring defendants to take all steps necessary to maximize shareholder value.

     E. Declaring that the defendants and each of them have violated Sections 14(d) and 14(e) of the Exchange Act and granting temporary, preliminary and permanent injunctive relief.

     F. Awarding plaintiff the costs of his action, including reasonable attorneys' and accountants' and other experts' fees and other disbursements; and

     G. Granting such other and further relief as the Court may deem just and proper.

Dated: August 20, 1997

                                            SAVETT, FRUTKIN, PODELL & RYAN, P.C.

                                            By: /s/ Robert P. Frutkin
                                               ---------------------------------
                                                Robert P. Frutkin
                                            320 Walnut Street, Suite 508
                                            Philadelphia, PA  19106
                                            (215) 923-5400
WECHSLER HARWOOD HALEBIAN
 & FEFFER LLP
805 Third Avenue
New York, New York  10022
(212) 935-7400

Attorneys for Plaintiff

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                            CERTIFICATE OF SERVICE
                            ----------------------

     The undersigned hereby certifies that he has this date caused the foregoing Plaintiff's First Amended Complaint for Equitable and Declaratory Relief to be served by first class mail upon counsel for defendant, Rhone-Poulenc:

           Jay A. Dubow, Esquire
           Wolf, Block, Schorr and Solis-Cohen
           12th Floor Packard Building
           15th and Chestnut Streets
           Philadelphia, PA  19102-2678




Dated:  August 20, 1997                 /s/ Robert P. Frutkin
                                        --------------------------------
                                        ROBERT P. FRUTKIN